Exhibit 99.2

QWEST COMMUNICATIONS INTERNATIONAL INC.

QUARTERLY STATEMENTS OF OPERATIONS

(UNAUDITED)

	2008		2007				2006
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	(Dollars in millions)
Operating revenue	$3,382	$3,399	$3,435	$3,434	$3,463	$3,446	$3,488	$3,487	$3,472	$3,476

Operating expenses:
Cost of sales (exclusive of depreciation and amortization):
Facility costs	548	553	550	558	567	589	642	597	622	628
Employee-related costs	311	373	337	345	345	348	347	375	347	347
Equipment sales costs	137	119	151	127	122	118	136	117	120	137
Other	148	132	142	138	132	119	133	130	124	119

Total cost of sales	1,144	1,177	1,180	1,168	1,166	1,174	1,258	1,219	1,213	1,231

Selling:
Employee-related costs	291	292	280	287	293	279	292	293	271	273
Marketing, advertising and external commissions	135	144	156	148	145	131	142	139	134	141
Other	101	109	101	109	102	107	121	110	95	105

Total selling	527	545	537	544	540	517	555	542	500	519

General, administrative and other operating:
Employee-related costs	112	121	115	119	121	146	179	179	178	182
Taxes and fees	123	163	161	163	178	159	124	181	161	184
Real estate and occupancy cost	114	117	109	113	110	111	112	113	107	112
Other	220	180	196	529	199	208	180	162	204	203

Total general, administrative and other operating	569	581	581	924	608	624	595	635	650	681

Depreciation and amortization	578	576	613	619	615	612	695	691	693	691

Total operating expenses	2,818	2,879	2,911	3,255	2,929	2,927	3,103	3,087	3,056	3,122

Other expense (income)—net:
Interest expense—net	257	261	267	272	274	282	284	291	298	296
Other—net	(4)	3	(3)	(9)	14	(5)	(84)	(42)	(17)	(28)

Total other expense (income)—net	253	264	264	263	288	277	200	249	281	268

Income (loss) before income taxes	311	256	260	(84)	246	242	185	151	135	86
Income tax expense (benefit)	123	99	(106)	(2,149)	—	2	(9)	(43)	18	(2)

Net income	$188	$157	$366	$2,065	$246	$240	$194	$194	$117	$88